File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

(Filed June 22, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated June 22, 2009

Release

Vitro decides to terminate its ADR program in the New York Stock Exchange

San Pedro Garza Garcia, Nuevo Leon, Mexico, June 22, 2009 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), The Company has notified The Bank of New York Mellon ("BNY Mellon") as Depositary of the Certificados de Participacion Ordinaria ("CPOs") representing its outstanding shares, of its decision to terminate the Amended and Restated Deposit Agreement dated December 17, 2007 under which the American Depositary Receipts ("ADRs") were issued. BNY Mellon is required to notify the holders of the ADRs that the Deposit Agreement will terminate on August 24, 2009 (60 days after such notification). The Company will delist its ADRs from the New York Stock Exchange concurrently with such termination.

Among the principal reasons for this decision are:

a) The low volume of ADRs traded through NYSE (daily average for the last six months was of approximately 18,000 ADRs).

b) The Company's desire to improve the trading of its shares in Mexico.

c) The high costs associated with the trading of the ADRs on the NYSE.

After the termination of the Deposit Agreement, BNY Mellon is required to deliver three CPOs represented by each ADR to any holder that surrendered ADRs, and after six months, BNY Mellon may sell any remaining CPOs and hold the net proceeds for the benefit of any holders that had not surrendered their ADRs.

The shares representing the capital stock of Vitro, S.A.B. de C.V., will continue trading on the Mexican Stock Exchange.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi /Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: June 22, 2009